EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

a)	CoStar Realty Information, Inc., a Delaware corporation

b)	CoStar Limited, a U.K. company

c)	Property Intelligence Limited, a U.K. company

d)	National Research Bureau, Inc., a Delaware corporation